UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

TOP KINGWIN LTD

(Exact name of registrant as specified in its charter)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into Material Agreements

On September 5, 2024, Top KingWin Ltd. (the “Company”) entered into a certain securities purchase agreement (the “SPA”) with 25 investors (the “Purchasers”), pursuant to which the Company agreed to sell up to $38,000,000 of class A ordinary shares, par value $0.0001 each (the “Class A Ordinary Shares”), at a per share purchase price of $0.23 (the “Offering”).

The Purchasers represented that they are “non-U.S. persons” as defined in the Regulation S promulgated under the Securities Act of 1933, as amended, (the “Regulation S”). The parties to the SPA have each made customary representations, warranties and covenants. The Shares are expected to be issued to Purchasers on or about September 9, 2024, upon satisfaction of all closing conditions. The issuance of the Class A Ordinary Shares will be in reliance on the exemption from registration provided by the Regulation S.

The Company plans to use the proceeds from this Offering to launch its AI powered IT solution business. The Company, through its subsidiary in China, plan to purchase servers and chips, leveraging its supply chain advantages, customize such hardware by installing AI-powered system and software solutions, and ultimately offer such integrated solutions to clients in the intelligent manufacturing, urban construction, and healthcare industries. The foregoing represents our current intention based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this Offering.

A form of the SPA is filed as Exhibit 99.1 to this report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

New AI Powered IT Solutions Business

Overview

We provide a number of business services in China to young and emerging companies, including (i) corporate business training services, which mainly focus on advanced knowledge and new perspectives on the capital markets, (ii) corporate consulting services, which mainly focus on various aspects of fundraising, and (iii) advisory and transaction services. Our main clients are entrepreneurs and executives in small and medium enterprises (“SMEs”) in China.

Through our work with the clients, we identified a significant need: the development of software that helps businesses analyze customer data and behavior patterns, enabling them to better understand customer needs and drive transactions. As the world begins to emerge from the shadow of COVID-19, a new post-pandemic paradigm is taking shape. In this new environment, enterprises and government agencies are increasingly focused on understanding existing users’ needs and leveraging digital products and services to meet those needs. This digital transformation involves everything from conceptualizing, designing, personalizing, and prototyping to the final delivery of new digital experiences and products. Our business has benefited from this trend. Many multinational corporations (“MNCs”) and SMEs are adopting digital enhancements by deploying solutions that enable remote operations, utilizing AI for greater operational predictability and efficiency. By integrating sensors and control systems into their workflows, businesses can capture and analyze data to optimize planning and supervision processes. We are committed to developing such software, providing companies with powerful tools for analyzing customer behavior, enabling them to meet customer needs and drive business growth more precisely.

We plan to provide customized software development, technology solutions, and peripheral hardware to clients in China, focusing on clients in industries such as intelligent manufacturing, urban construction, and healthcare. At this stage, our revenue mainly derives from resale of computer hardware, such as integrated circuits and motherboard. We plan to offer products enhanced by AI-powered solutions, including real-time monitoring, efficient resource allocation, planning, surveillance, and threat detection, delivering integrated systems that optimize our clients’ operations. In the future, we plan to specialize in developing customized software tailored to each client’s specific needs.

Market Analysis

The market we are planning to enter is experiencing rapid growth driven by advancements in AI and digital transformation. As enterprises increasingly focus on leveraging technology to meet evolving needs, there is a rising demand for solutions that offer real-time data analysis, operational efficiency, and enhanced connectivity through IoT. The intelligent manufacturing, urban construction, and healthcare sectors are particularly promising, with significant opportunities for AI-powered systems that improve planning, resource management, and decision-making.

The competitive landscape features a mix of established players and emerging startups, but our unique value proposition lies in integrating advanced AI and IoT technologies with tailored solutions. We plan to enter the market by leveraging a multi-channel sales approach that includes direct sales to large enterprises, partnerships with established technology resellers, and an online platform tailored for SMEs. Our marketing strategy will focus on establishing leadership through content marketing, targeted digital advertising, and public relations efforts. We will prioritize building relationships with key decision-makers in industries such as intelligent manufacturing, urban construction, and healthcare, offering customized AI-powered solutions that address their specific operational challenges.

Products and Services

We plan to provide customized software development, technology solutions, and peripheral hardware to clients in China. At this stage, our revenue mainly derives from resale of computer hardware, such as integrated circuits and motherboard. We plan to offer products enhanced by AI-powered solutions, including real-time monitoring, efficient resource allocation, planning, surveillance, and threat detection, all designed to deliver integrated systems that may optimize our clients’ operations.

Our process will begin with a consultation to understand clients’ specific needs and requirements, followed by the creation of a preliminary proposal. Once the proposal is accepted, we will proceed with the design, development, testing, and installation of the software. Our contracts will be fixed-priced and do not include post-contract support or upgrades, with development usually completed in less than one year. In addition to software development, we plan to offer project management services that cover consultation, design, development, and testing. We may also sell equipment and related accessories necessary for implementing our software, handling delivery or instructing suppliers to ensure proper installation at the client’s site.

Competitive Strengths

The market for IT services is highly competitive and we expect the competition to intensify. In China, two of the most prominent key players in the AI-powered solutions space include Baidu AI Cloud and Alibaba Cloud, which are both much more established and larger than us.

However, we believe the following key strengths differentiate us from our competitors and will continue to contribute to our growth and success:

●	Supply Chain Advantages. Because once a solution is accepted by a customer, they often need to acquire a range of hardware to implement it. By effectively managing the procurement and delivery of readily available hardware, we ensure that our clients receive fully integrated systems on time, enhancing the overall effectiveness and reliability of our solutions.

●	Highly Customized Services. While large companies like Baidu and Alibaba typically offer standardized AI solutions, we plan to focus on highly customized development tailored to the specific needs of our clients. We take the time to deeply understand each client’s unique challenges and requirements, delivering solutions that are specifically designed to align with their business processes and goals. This level of customization allows us to address clients' specific issues more effectively, providing solutions that are both targeted and practical.

●	Integrated Hardware and Software Solutions. We plan to offer a complete package that not only includes AI software but also seamlessly integrates with the client’s existing hardware systems. By offering end-to-end solutions, we reduce the complexity and risk associated with system integration for our clients, something that Baidu and Alibaba might not be able to match with the same level of cohesion and support.

●	Rapid Response and Flexibility. As a smaller and more agile company, we can quickly respond to client needs and market changes. In contrast, larger companies like Baidu and Alibaba may be constrained by their vast organizational structures, limiting their responsiveness and flexibility.

Growth Strategies/Marketing and Sales Strategy

We have developed and intended to implement the following strategies to expand and grow our business:

●	Domestic market. We plan to focus on expansion in high-demand industries such as intelligent manufacturing, urban construction and health care.

●	International market. Through strategic cooperation and mergers and acquisitions, we plan to gradually expand to the European, American and Asia-Pacific markets.

●	Strategic partnership: We plan to establish long-term cooperation with AI hardware and software developers to enhance our competitiveness in the market.

●	M & A Expansion: Through the acquisition of related technology companies, we plan to expand software and hardware development capabilities and enhance market share.

Revenue Model

Sector	Revenue Sources	Profit Points
Hardware Sales	Primarily from the sale of hardware, such integrated circuits and motherboards.	Margin between bulk purchases and sales.	Lowering costs through supply chain and inventory management optimization to enhance gross margin.
Software Sales	Selling software products that complement the hardware, including management platforms and optimization tools to improve hardware efficiency.	Software development costs are relatively fixed, with high profit margins on subsequent sales.	subscription models or one-time licensing sales.
Value-Added Services	hardware maintenance, system optimization, technical support, in the aftermarket.	Ongoing revenue from value-added services.	High customization in service offerings leads to strong customer retention.

Customers

Our current customers include companies such as Shenzhen Weifeng Environmental Protection Technology Co., Ltd and Shenzhen Chixin Technology Co., Ltd. Shenzhen Weifeng is engaged in environmental protection technology, while Shenzhen Chixin Technology focuses on electronic components.

To attract and retain customers, we leverage a combination of targeted strategies. Our distribution network is multi-faceted, including sales teams that engage with clients to understand their unique needs and provide personalized solutions. Additionally, we maintain relationships with industry partners and technology resellers to extend our reach. By proposing to offer tailored solutions that integrate AI technologies and to provide customer support throughout the implementation process, we plan to build long-term partnerships and to ensure client satisfaction.

Suppliers

Shenzhen Nengya Technology Co., Ltd is a current supplier for our company, providing components and peripherals for implementation of our technology solutions. Shenzhen Nengya specializes in electronic components.

Research and Development (“R&D”)

R&D is an integral part of our continued growth. Our R&D plan is currently in the early phase, focusing on laying the foundation for our AI-driven solutions. At this stage, we plan to establish a strong R&D team and identifying key areas of innovation in AI that align with the needs of our target industries, such as intelligent manufacturing, urban construction, and healthcare. We aim to develop advanced AI models and algorithms that enhance operational efficiency and data-driven decision-making. To support our R&D plan, we plan to hire additional professionals with expertise in AI and related technologies, ensuring we have the talent needed to drive our R&D forward.

Sales and Distribution

Our sales and distribution strategy is designed to effectively reach and serve our client base across various industries. We plan to employ a multi-channel approach to maximize our market presence and ensure our solutions are accessible to customers.

●	Direct Sales: Our direct sales team engages with clients to understand their specific needs and provide customized solutions. This approach allows us to build strong relationships, tailor our offerings, and offer personalized support throughout the sales process.

●	Partnerships: We collaborate with technology partners and resellers who have networks. These partnerships will help us extend our reach into new markets and segments, leveraging their local knowledge and client relationships.

●	Efficient Logistics: We plan to streamline the logistics process to ensure timely delivery of our products and solutions. This includes coordinating with suppliers and overseeing the delivery and installation of hardware components required for our software solutions.

●	Supplier Collaboration: We work closely with key suppliers, such as Shenzhen Nengya Technology Co., Ltd, to ensure that we have the necessary hardware components available and delivered according to project timelines. This collaboration helps us maintain a smooth supply chain and meet our clients’ implementation schedules.

Cooperations Plan

Our cooperation plan is centered around establishing strategic partnerships that enhance our capability to deliver comprehensive technology solutions and expand our market reach. We aim to forge alliances with industry leaders, technology providers, and research institutions to leverage their expertise, resources, and networks. With these partnerships, we plan to integrate complementary technologies, access new markets, and stay at the forefront of industry innovations.

Additionally, we seek to build relationships with key industry players and clients through joint ventures and collaborative projects. We aim to co-develop new solutions, pilot innovative technologies, and gain valuable feedback that drives continuous improvement. These cooperative efforts will not only strengthen our market position but also foster a collaborative ecosystem that supports mutual growth and success. We are committed to creating synergies that benefit all stakeholders and advance our mission of delivering exceptional technology solutions.

Employees

To effectively plan human resource (“HR”) management for our AI business, we plan to build a robust team of professionals with expertise in AI and related technologies. We plan to prioritize hiring individuals with strong backgrounds in machine learning, deep learning, data science, and AI ethics. Our technical capability covers skills in Java, .Net, C, C++, python, mobile development, testing tools, android or iOS app development, electronic circuitry, sensor designs and communication protocol. We also plan to seek out multidisciplinary talent, including those with skills in software engineering, big data, and cloud computing, to support the integration of AI across our solutions. By creating a diverse and skilled workforce, we will ensure that we have the necessary talent to drive innovation and meet the evolving demands of our clients.

Beyond recruitment, our HR strategy emphasizes continuous learning and development. We plan to provide our employees with ongoing training opportunities in the latest AI advancements and tools, fostering an environment of continuous improvement. Additionally, we plan to implement career development programs that align with our company’s growth objectives, ensuring that our team members have clear pathways for advancement. This approach will not only help us retain talent but also enables us to build a competitive edge in the rapidly evolving AI landscape. By aligning our HR practices with our business goals, we are well-positioned to sustain long-term growth and success in the AI sector.

Risk Factors Relating to Our Planned IT Solutions Business

We have an evolving business model with still untested growth initiatives.

Currently, we plan to provide customized software development, technology solutions, and peripheral hardware to clients in China, focusing on fields such as intelligent manufacturing, urban construction, and healthcare industry.

We have an evolving business model and intend to implement new strategies to grow our business in the future. There can be no assurance that we will be successful in developing new product categories or in entering new specialty markets or in implementing any other growth strategies. Similarly, there can be no assurance that we already have or will be able to obtain or retain any employees, consultants or other resources with any specialized skills or relationships to successfully implement our strategies for our business in the future.

Our business is dependent on our ability to attract and retain highly skilled professionals.

Our success depends on our ability to attract, develop, motivate, retain and effectively utilize highly skilled professionals in Guangdong, China. We believe that there is significant competition for talented personnel with such skills in this geographic region and that such competition is likely to continue for the foreseeable future. We compete for such talented personnel not only with other companies in our industry but also with companies in adjacent industries, such as financial services and technology generally.

Increased hiring and increasing worldwide competition for skilled personnel may lead to a shortage in the availability of suitable personnel in the locations where we operate and hire and, accordingly, we may not be able to retain or hire all of the personnel necessary to meet our ongoing and future business needs. In addition, any reductions in headcount for economic or business reasons, however temporary, could negatively affect our reputation as an employer and our ability to hire engineering personnel to meet our business requirements.

If we fail to attract and retain highly skilled engineering personnel, we may not have the necessary resources to properly staff projects, and the failure to successfully compete for such personnel could materially and adversely affect our ability to provide high quality services to our clients. These factors may, as a result, have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on our collaboration with our vendors and suppliers and changes or difficulties in our relationships with our vendors and suppliers may harm our business and financial results.

Our business is dependent on our collaboration with our vendors. Our vendors or suppliers may fail to meet timelines or contractual obligations, which may adversely affect our business. There is no guarantee that we may maintain stable and long-term business relationships with any vendors or suppliers. If our vendors or suppliers refuse to have business with us and if we are not able to replace these business partners on commercially reasonable terms in a timely manner or at all, our business and results of operations and financial condition would be materially and adversely affected.

At this stage, our products portfolio remains limited, and our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in our average selling prices of products, shifts in our product mix, or price increases of certain components or third-party services due to inflation, supply chain constraints, or for other reasons.

Currently, we are offering hardware products, such as integrated circuit and motherboard, for sale at narrow margins. Our gross margin could be impacted for example by the following factors: increased costs (including increased costs caused by inflation, higher interest rates, or supply chain constraints); loss of cost savings if parts ordering does not correctly anticipate product demand or if the financial health of either our partners or our suppliers deteriorates; excess inventory, or inventory holding and obsolescence charges. In addition, we are subject to risks from fluctuating market prices of certain components, which may be incorporated into our products or used by our suppliers to manufacture our products. Supplies of these components may from time to time become restricted, or general market factors and conditions such as inflation or supply chain constraints have in the past affected and may in the future affect pricing of such commodities. Any increase in the price of components used in our products will adversely affect our gross margins.

We may seek acquisition opportunities in industries or sectors which may or may not be outside of our management’s area of expertise.

We are looking for attractive strategic acquisition opportunities with companies that have an expertise in AI-powered solutions. We will consider companies outside of our management’s area of expertise if an acquisition opportunity is presented to us and we determine that such candidate offers an attractive acquisition opportunity for our Company. Although our management will endeavor to evaluate the risks inherent in any particular business combination candidate, we cannot assure that we will adequately ascertain or assess all of the significant risk factors. In the event we elect to pursue an acquisition outside of the areas of our management’s expertise, our management’s expertise may not be directly applicable to its evaluation or operation, and the areas of our management’s expertise would not be relevant to an understanding of the business that we elect to acquire. As a result, our management may not be able to adequately ascertain or assess all of the significant risk factors. Accordingly, any shareholders who choose to remain shareholders following the proposed acquisition could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.

We may seek an acquisition with a financially unstable business or an entity lacking an established record of revenue, cash flow or earnings, which could subject us to volatile revenues, cash flows or earnings or difficulty in retaining key personnel.

To the extent we complete an acquisition with a financially unstable business or an entity lacking an established record of revenues or earnings, we may be affected by numerous risks inherent in the operations of the business with which we acquire. These risks include volatile revenues or earnings and difficulties in obtaining and retaining key personnel. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we may not be able to properly ascertain or assess all of the significant risk factors and we may not have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business.

Our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends, including our ability to sell differentiated services, may impact our future growth. If we are not successful in meeting these business challenges, our business, financial condition and results of operations may be materially and adversely affected.

Our ability to implement solutions for our customers, incorporating new developments and improvements in technology that translate into productivity improvements for our customers, and our ability to develop digital and other new service offerings that meet current and prospective customers’ needs, as well as evolving industry standards, are critical to our success. Our competitors may develop solutions or services that make our offerings obsolete or may force us to decrease prices on our services, which can result in lower margins. Our ability to develop and implement up-to-date solutions utilizing new technologies that meet evolving customer needs in consulting, industry software and solutions, and application services markets, and in areas such as artificial intelligence, in a timely or cost-effective manner, will impact our ability to retain and attract customers and our future revenue growth and earnings.

However, there can be no assurance that our services can meet prospective customers’ needs and evolving industry standards. If we are unable to continue to execute our strategy and develop and expand our service offerings in a highly competitive and rapidly evolving environment, or if we are unable to commercialize such services and solutions and expand and scale them with sufficient speed and versatility, our growth, productivity objectives and profit margins could be adversely affected.

Technological developments may materially affect the cost and use of technology by our customers. Customers may delay spending under existing contracts and engagements and entering into new contracts while they evaluate new technologies. Such delays can negatively impact our results of operations if the pace and level of spending on new technologies by some of our customers is not sufficient to make up any shortfall from delays from other customers. Our growth strategy focuses on responding to these types of developments by driving innovation that will enable us to expand our services offering. If we do not sufficiently invest in new technology and adapt to industry developments, or evolve and expand our business at sufficient speed and scale, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our business, financial condition and results of operations, as well as our services and solutions and our ability to develop and maintain a competitive advantage and to execute on our growth strategy could be adversely affected.

If we do not succeed in attracting new clients for our technology services, we may not achieve our revenue growth goals.

Obtaining new clients is important for us to achieve rapid revenue growth. Our ability to attract new clients depends on a number of factors, including our ability to offer high quality technology services at competitive prices, the strength of our competitors and the capabilities of our marketing and sales teams to attract new clients and to sell additional services to existing clients. If we fail to attract new clients or to grow our revenues from existing clients in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.

Our investment costs incurred in developing our software products and platforms may not yield the intended results and can adversely impact our results of operations.

Our investments in technology may not yield the intended results, especially from our research and development. Research and development investments and the consequent adoption of new technology solutions, patents, intellectual property and software products on an ongoing basis are essential elements of our business strategy. This helps us to move up the value chain and be a more relevant technology partner to our customers. While we strive to ensure that our research and development expenditure will yield a sustained customer base and increased revenue, customer buy-in for any new investments in research and development carries with it a possibility of not yielding expected investment results, thereby hampering our growth prospects.

Software failures, breakdowns in the operations of our servers and communications systems or the failure to implement system enhancements could harm our business.

Our success depends on the efficient and uninterrupted operation of our servers and communications systems to be built. A failure of our network or data gathering procedures could impede services. Despite any precautions we may take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins, and similar events at our facilities could result in interruptions of our operations. In addition, any failure by our computer environment to provide our required data communications capacity could result in interruptions in our service.

Additionally, significant delays in the planned delivery of system enhancements, improvements and inadequate performance of the systems once they are completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our business, financial condition and results of operations. To the extent that we suffer loss or damage that is not covered by insurance or that exceeds our insurance coverage, or are required to pay higher insurance premiums, our business, financial condition and results of operations could be materially and adversely affected.

We plan to use open-source software in providing services to our clients. There are risks associated with the use of open-source software that may have an adverse effect on our results of operations and financial condition.

We plan to use open-source software in providing services to our clients. Some of our clients may also be using open-source software on which some of our products and services may need to operate. There are significant benefits and risks associated with open-source software. If a company were to buy a commercial closed source solution for enterprise use, there is an elaborate procedure followed for finalizing and purchasing a product. This includes requirement analysis, defining acceptance criteria, evaluating the product, security considerations, etc. An open-source product, however, might not undergo this kind of evaluation. This could pose business and security risks and lead to some unanticipated costs and may have an adverse effect on our results of operations and financial condition.

Some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use or grant other licenses to our intellectual property. If we combine our software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release or license the source code of our software to the public. From time to time, we may be subject to claims asserting ownership of, or demanding release of, the source code, the open-source software and/or derivative works that were developed using such software, requiring us to provide attributions of any open-source software incorporated into our distributed software, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to re-engineer our software or change our products or services, any of which may have an adverse effect on our results of operations and financial condition.

The AI industry faces its own risks and changing and extensive regulations.

As with most emerging technologies, AI comes with its own set of risks and challenges that could affect its adoption and our business. AI algorithms may be flawed, and the data used could be incomplete or biased. Inappropriate or controversial data practices, by us or by others, could limit the acceptance of our AI-enhanced products and content. Certain AI applications could trigger ethical issues. Should our AI-powered product become controversial due to their effects on human rights, privacy, employment, or other social matters, we risk reputational harm or legal repercussions. In addition, uncertainties regarding the development and application of AI technology present a potential risk. There remains the possibility that AI technology may not progress as anticipated or deliver expected benefits, which could limit the acceptance and popularity of our AI-powered product.

The development and adoption of generative AI technologies are still in their early stages, and their commercial viability is uncertain. There is a risk that the demand for connectivity solutions for such technologies may not meet our expectations or that market acceptance may be slower than anticipated. Failure to achieve widespread acceptance and generate significant revenues from generative AI technologies could negatively impact our financial condition and results of operations.

Furthermore, there are uncertainties around the ownership and intellectual property protection of AI generated content (“AIGC”) products. Using AIGC tools could also lead to potential copyright infringement and other legal challenges. If we are unable to secure the needed permissions or licenses for using AI tools—whether because we cannot identify the rights holder or for any other reason—we might infringe on others’ rights which could lead to monetary claims, fines, penalties, or less content for our users.

The regulatory landscape surrounding generative AI technologies is evolving, and there is currently significant uncertainty as to whether governmental authorities, self-regulatory institutions or other regulatory authorities will take additional action to curtail the development or use of generative AI technologies. Moreover, laws, regulations or industry standards that develop in response to generative AI technologies may be burdensome or may prohibit the deployment of generative AI technologies for one or more uses, any of which could result in lower than anticipated demand for our product.

The AI technologies we are incorporating into certain of our products and processes may present business, legal, and reputational risks.

We plan to use AI technologies in certain of our products and processes. The use of AI has recently become the source of significant media attention and political debate. The introduction of AI technologies, into new or existing offerings may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our business, reputation, and financial results. For example, AI technologies can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could harm our reputation and business and expose us to liability. We may also not identify inaccurate information, which may expose us to liability. Laws, regulations or industry standards that develop in response to the use of AI may be burdensome or may significantly restrict the deployment of AI, particularly generative AI technologies, in our products or processes.

We may use AI technologies from third parties, which may include open-source software. If we are unable to maintain rights to use these AI technologies on commercially reasonable terms, we may be forced to acquire or develop alternate AI technologies, which may limit or delay our ability to provide competitive offerings and may increase our costs. These AI technologies also may incorporate data from third-party sources, which may expose us to risks associated with data rights and protection and may also lead to the unintended consequences of using AI discussed above. The intellectual property ownership and license rights surrounding AI technologies as well as data protection laws related to the use and development of AI are currently not fully addressed by courts or regulators. The use or adoption of AI technologies into our products may result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation, which may require us to pay compensation or license fees to third parties. The evolving legal, regulatory and compliance framework for AI technologies may also impact our ability to protect our own data and intellectual property against infringement.

Our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks could affect our reputation among our clients and their customers and may expose us to liability.

In conducting our business, we may process, and transmit sensitive business information and personal information about our clients, their customers and other parties. We may be a target of malicious third-party attempts to identify and exploit system vulnerabilities and penetrate or bypass our security measures in order to gain unauthorized access to our networks and systems or those of our associated third parties. A successful attempt could lead to the compromise of sensitive, business, personal or confidential information. As a result, we need to proactively employ multiple barriers and controls at different layers of our systems to defend our systems against intrusion and attack and to protect the data we collect. However, we cannot be certain that these measures will continue to successfully counter all current and emerging technology threats that are designed to breach our systems in order to gain access to confidential information.

We also rely on third party vendors for aspects of our cybersecurity strategy, such as to conduct security reviews and penetration tests, and there can be no assurance that the tests conducted by these vendors, or measures we take in response to such tests, will be effective at identifying or preventing any cybersecurity threat.

Our computer systems and the computer systems of our clients could be in the future subject to breach, and our data protection measures may not prevent unauthorized access. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect. Threats to our systems and our associated third parties’ systems can derive from human error, fraud or malice on the part of employees or third parties or may result from accidental technological failure. Computer viruses and other malware can be distributed and could infiltrate our systems or those of our associated third parties. In addition, denial of service or other attacks could be launched against us for a variety of purposes, including to interfere with our services or create a diversion for other malicious activities. Our defensive measures may not prevent downtime, unauthorized access or use of sensitive data. Further, while we carefully select third parties with which we associate, we do not control their actions. Any problems experienced by these third parties, including those resulting from breakdowns or other disruptions in the services provided by such parties or cyber-attacks and security breaches, could adversely affect our ability to service our clients or their customers or otherwise conduct our business.

Furthermore, the costs of systems and procedures associated with any protective measures that we are required to take by our clients may increase and could adversely affect our ability to compete effectively. Any failure to adequately enforce or provide these protective measures could result in liability, protracted and costly litigation, governmental and card network intervention and fines and, with respect to misuse of our clients’ information, lost revenue and reputational harm.

We may be subject to privacy, data protection and information security laws in the jurisdictions in which we operate.

Any potential security breaches and cyber-attacks can lead to shutdowns or system interruptions, and potential unauthorized disclosure of sensitive or confidential information which may result in potentially costly litigation. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client or customer data, we could be subject to significant fines for violating privacy or data protection and consumer laws or lawsuits, legal liability, loss of clients and damage to our reputation. We may also be liable for damages in the case of such a security or network breach that results in an unauthorized or impermissible disclosure of client or customer data and information.

We also believe that we will be subject to additional such laws and regulations in the future that may be stricter than those currently in force. Although we will take extensive efforts to comply with such applicable laws and regulations, failure or perceived failure by us to comply with rapidly evolving privacy and security laws, policies (including our own policies, which we may update from time to time), legal obligations or industry standards may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity, could require us or our clients to change our or their business practices and could cause our clients to lose trust in us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events, potential acquisition opportunities, or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this report on Form 6-K include, but are not limited to, statements about:

●	the implementation of our strategic plans for our planned IT solutions business;

●	our ability to identify sufficient client opportunities and sell our planned IT solutions;

●	our ability to procure hardware and develop our planned IT solutions at the estimated cost;

●	developments relating to our competitors and our industry;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing; and

●	other risks and uncertainties.

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “could,” “project,” “intend,” “will,” “will be,” “would,” or the negative of these terms or other comparable terminology and expressions. However, this is not an exclusive way of identifying such statements. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this report on Form 6-K. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this report on Form 6-K and the documents that we reference in this report on Form 6-K and have filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits hereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this report on Form 6-K represent our views as of the date of this report on Form 6-K. We anticipate that subsequent events and developments will cause our views to change. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this report on Form 6-K, whether as a result of new information or future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this report on Form 6-K. You should not place undue reliance on the forward-looking statements included in this report on Form 6-K. All forward-looking statements attributable to use are expressly qualified by these cautionary statements.

Exhibit:

99.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd.

Date: September 5, 2024	By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Chief Executive Officer